

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 21, 2007

Mr. R. James Brown, C.A.
Vice President and Chief Financial Officer
Fording Canadian Coal Trust
Suite 1000, 205 – 9th Avenue SE
Calgary, Alberta CANADA T2G 0R3

> **Re:** **Fording Canadian Coal Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
> **File No. 1- 15230**

Dear Mr. Brown:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit E and F

1. We have considered your response to our prior comments number one and two in our letter of May 29, 2007. We do not agree with your conclusion that Mr. Grandin is not a chief principal officer. As such, please amend your filing to include a certification signed by Mr. Grandin and make the correction to the opening line of the certification as per prior comment two.

Mr. R. James Brown, C.A.
Fording Canadian Coal Trust
June 21, 2007
page 2

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

       Sincerely,

       April Sifford
       Branch Chief